Exhibit 4.12

EMPLOYMENT AGREEMENT

THIS AGREEMENT MADE THE 1st day of January, 2009

BETWEEN:

TEKMIRA PHARMACEUTICALS CORPORATION, a company incorporated under the laws of British Columbia (“the Company”), with offices at 100 – 8900 Glenlyon Parkway, Burnaby, British Columbia [fax: (604) 419-3201]

AND:

PETER LUTWYCHE (the “Executive”), of

2144 East 3rd Avenue, Vancouver, BC, Canada, V5N 1H8.

WHEREAS:

A. The Company is in the business of acquiring, inventing, developing, discovering, adapting and commercializing inventions, methods, processes and products in the fields of chemistry, biochemistry, biotechnology and pharmaceuticals;

B. The Executive has the expertise, qualifications and required certifications to perform the services contemplated by this agreement;

C. The Company wishes to continue to employ the Executive to perform the services, on the terms and conditions herein set forth, and for the consideration of TEN DOLLARS ($10.00), and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged.

NOW THEREFORE THIS AGREEMENT WITNESSES that the parties hereto agree as follows:

1.	DEFINITIONS

In this Agreement:

(a)	“Inventions” means all patents, patent applications, ideas, discoveries, inventions, formulae, algorithms, techniques, processes, know-how, trade secrets, and other intellectual property, including all expressions of such intellectual property in tangible form;

(b)	“Change of Control” means the first occurrence of any of the following events:

(i)	The acquisition by a person of beneficial ownership of 50% or more of the voting securities of the Company then outstanding; provided, however, that any acquisition by any person whose ordinary business includes the management of investment funds for others and such voting securities are beneficially owned by such person in the ordinary course of such business shall not constitute a Change of Control; and

(ii)	consummation of a merger, amalgamation, arrangement, business combination, reorganization or consolidation or sale or other disposition of all or substantially all of the assets of the Company (a “Business Combination”), in each case, unless, following such Business Combination: persons who were the beneficial owners, respectively, of the outstanding voting securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the then outstanding voting securities of the successor entity resulting from such Business Combination (including, without limitation, a company which as a result of such transaction owns all or substantially all of the Company’s assets either directly or through one or more subsidiaries).

(c)	“Confidential Information” means information and materials that are confidential or proprietary, and includes without limitation, Inventions, research, laboratory notes, data, analysis, assays, designs, methods, flow charts, drawings, specifications, plans, prototypes, apparatus, devices, biological materials and their progeny and derivatives, reagents, specimens, manufacturing and production processes, patents portfolio, pre-clinical and clinical trials (abandoned or undertaken), regulatory filings and correspondences, software, financial statements and forecasts, customer and supplier lists, relationship with consultants, contracts, business plans and marketing strategies;

(d)	“For Cause” has the meaning determined from time to time in employment law and includes

(ii)	the willful and continued failure by the Executive to perform his duties with the Company or to follow lawful direction from the Company’s Board of Directors or management; or

(iii)	the willful engaging by the Executive in conduct which is demonstrably and materially injurious to the Company, monetarily or otherwise;

and any such action by the Executive or any failure on the part of the Executive to act, will be deemed to be “willful” when done (or “omitted” to be done) and such action will be deemed to be in bad faith and contrary to the best interests of the Company.

2.	EMPLOYMENT

(a)	The Company will continue to employ the Executive in the position of Vice President, Pharmaceutical Development. The Executive will perform duties as determined by the Company from time to time and will comply with all lawful instructions as may be given by members of management of the Company.

(b)	For statutory purposes, the Executive’s effective date of employment with the Company is February 11, 2008.

(c)	The Executive acknowledges and agrees that the employment relationship will be governed by the standards and terms established by the Company’s policies as they are established from time to time and agrees to comply with the terms of such policies so long as they are not inconsistent with any provisions of the Agreement. The Executive will inform himself of the details of such policies and amendments thereto established from time to time.

(d)	The Executive agrees that as a high technology professional, as defined in the Employment Standards Act of British Columbia Regulations, his hours of work will vary and may be irregular and will be those hours required to meet the objectives of his employment. The Executive agrees that the compensation described in Paragraph 3 of this Agreement compensates him for all hours worked.

(e)	The Executive will devote himself exclusively to the Company’s business and will not be employed or engaged in any capacity in any other business without the prior permission of the Company, such permission not to be unreasonably withheld.

(f)	The Executive will promptly disclose to the Company upon execution of this Agreement a list of all Inventions which are used in or relate to the business of the Company, its subsidiaries and/or affiliates and which the Executive has conceived of prior to the execution of this Agreement (together, “Prior Inventions”), unless the Executive is under an obligation to someone else not to disclose an Invention. The list of Prior Inventions will be attached as Appendix “A” to this Agreement.

3.	REMUNERATION AND BENEFITS

The Company:

(a)	Will pay the Executive an annual salary of $205,000.00 (Canadian funds) (the “Base Salary”), which salary may be reviewed and revised on an annual basis; PROVIDED HOWEVER that such review may not result in a decrease in the Base Salary;

(b)	Will entitle the Executive to a target cash bonus of up to 35 percent of his Base Salary, such bonus to be determined against objectives to be agreed to between the Executive and the Company’s Chief Executive Officer and approved by the Company’s Board of Directors. The said bonus will be pro-rated based upon the Executive’s length of service during the year;

(c)	Will allow the Executive to enroll in the Company’s insurance benefits package, as amended from time to time. Such benefits will be provided in accordance with the formal plan documents or policies and any issues with respect to entitlement or payment of benefits under the insurance benefits package will be governed by the terms of such documents or policies. The Company reserves the right to unilaterally revise the terms of the insurance benefits package. If the Company is unable to provide some or all of the standard benefits to the Executive, then the Executive will be provided with compensation in lieu thereof;

(d)	Will allow the Executive to be eligible for participation in the Company’s share incentive plan, subject to the terms of the plan;

(e)	Will reimburse the Executive for all reasonable expenses incurred by the Executive in connection with the performance of his duties. The Executive will provide the Company with receipts supporting his claim for reimbursement;

(f)	Will provide the Executive with four weeks’ vacation each year, to be scheduled at times that are mutually acceptable to the Executive and the Company.

4.	CONFIDENTIALITY

(a)	Confidential Information. During the Executive’s employment with the Company, the Executive may have had or will have access to information and materials that are confidential or proprietary to the Company, its subsidiaries or its affiliates (together, “Confidential Information”). Such Confidential Information includes, without limitation, Inventions, research, laboratory notes, data, analysis, assays, designs, methods, flow charts, drawings, specifications, plans, prototypes, apparatus, devices, biological materials and their progeny and derivatives, reagents, specimens, manufacturing and production processes, patents portfolio, pre-clinical and clinical trials (abandoned or undertaken), regulatory filings and correspondences, software, financial statements and forecasts, customer and supplier lists, relationship with consultants, contracts, business plans and marketing strategies. The Company’s obligation to hold in confidence information belonging to third parties is also considered Confidential Information. However, Confidential Information excludes information and materials which the Executive can demonstrate by written record:

(i)	were known by the Executive before the Company’s disclosure to the Executive;

(ii)	properly came into the Executive’s possession from a third party who was not under any obligation to the Company to maintain the confidentiality; or

(iii)	had become generally available to the public through no fault of the Executive.

(b)	Maintaining Confidentiality. The Executive will maintain the confidentiality of the Company’s Confidential Information both during and after the Executive’s employment with the Company. The Executive will not use, copy, disclose, publish, make available, distribute or otherwise exploit the Company’s Confidential Information, directly or indirectly, without first obtaining the Company’s written consent, except in furtherance of the Executive’s employment with the Company, or except as required by applicable law provided that the Executive has first promptly notified the Company of such requirement prior to disclosure of the Company’s Confidential Information.

(c)	Ownership of Confidential Information. All rights, title and interest in and to the Company’s Confidential Information, whether or not developed by the Executive, will be and remain the exclusive property of the Company, its subsidiaries, affiliates or the relevant third party as the case may be.

(d)	Return of Confidential Information. Once the Executive has ceased to be an Executive with the Company, the Executive will return to the Company promptly all the Company’s Confidential Information and all other information, documents and materials which are used in or relate to the Company’s business, whether or not they are confidential.

5.	INVENTION ASSIGNMENT

(a)	The Executive agrees that the Company will have exclusive ownership in all Inventions which are used in or relate to the Company’s business and which the Executive conceives of or makes for the Company or its subsidiaries or affiliates during the Executive’s employment with the Company and that the Executive will promptly disclose the Inventions to the Company in writing. This will be the case, whether or not an Invention is:

(i)	capable of being protected by copyright, patent, industrial design, trade mark or other similar legal protection,

(ii)	conceived or made by the Executive during or outside his regular working hours, or

(iii)	conceived or made by the Executive alone or jointly with others.

However, it is acknowledged and agreed that this paragraph will not apply to any Invention developed by the Executive outside his regular working hours if such Invention:

(iv)	was not within the scope of the Executive’s employment duties,

(v)	was developed without the use of Confidential Information, and

(vi)	was developed without the use of any of the Company’s corporate resources.

(b)	The Executive hereby assigns and will assign to the Company all rights, title and interest may now or in the future have in and to the Inventions and waives his moral rights to any and all copyrights subsisting in the Inventions. If required by the Company, the Executive will sign any applications or other documents the Company may reasonably request:

(i)	to obtain or maintain patent, copyright, industrial design, trade mark or other similar protection for the Inventions,

(ii)	to transfer ownership of the Inventions to the Company, and

(iii)	to assist the Company in any proceeding necessary to protect and preserve the Inventions. The Company will pay for all expenses associated with preparing and filing such documents, and any expenses arising from actions taken to protect and preserve the Inventions.

6.	NON-COMPETITION AND NON-SOLICITATION

The biotechnology industry is highly competitive and employees leaving the employ of the Company have the ability to cause significant damage to our interests if they join a competing company immediately upon leaving the Company. Accordingly we ask that the Executive execute the following non-competition and non-solicitation provision:

(a)	Definitions:

“Business” or “Business of the Company” means:

researching, developing, production and marketing of RNA interference drugs and delivery technology, as such business grows and evolves during this Agreement; and

any other material business carried on from time to time by the Company or any Affiliate of the Company.

“Competing Business” means any endeavour, activity or business which is competitive in any material way with the Business of the Company worldwide.

“Customer” means any entity that is a customer of the Company that the Executive has been directly or indirectly, through his or her reports, involved in servicing on behalf of the Company.

“Prospective Customer” means any entity during the course of his or her employment was solicited by the Executive on behalf of the Company for the purposes of becoming a customer of the Company or was solicited by the Company with his or her knowledge for the purpose of becoming a customer of the Company.

(b)	The Executive shall not, during the term of this Agreement and for the Restricted Period following the termination of his or her employment for whatever reason, whether legal or illegal, on his or her own behalf or on behalf of any entity, whether directly or indirectly, in any capacity whatsoever, alone, through or in connection with any entity, carry on or be employed by or engaged in or have any financial or other interest in or be otherwise commercially involved in a Competing Business. In the event that the Executive is terminated pursuant to Section 8(b) of the Employment Agreement, the Restricted Period shall be equivalent to the amount of notice that the Executive is entitled pursuant to Section 8(b)(ii). In the event that the Executive’s employment is terminated pursuant to a Change of Control, the Restricted Period shall be twelve (12) months.

(c)	The Executive shall, however, not be in default of Section 6(b) by virtue of the Executive:

(i)	following the termination of employment, holding, strictly for portfolio purposes and as a passive investor, no more than five percent (5%) of the issued and outstanding shares of, or any other interest in, any corporation or other entity that is a Competing Business; or

(ii)	during the course of employment, holding, strictly for portfolio purposes and as a passive investor, no more than five percent (5%) of the issued and outstanding shares of, or any other interest in, any corporation or other entity, the business of which corporation or other entity is in the same Business as the Company, and provided further that the Executive first obtains the Company’s written consent, which consent will not be unreasonably withheld.

(d)	If the Executive holds issued and outstanding shares or any other interest in a corporation or other entity pursuant to Section 5(c) above, and following the acquisition of such shares or other interest the business of the corporation or other entity becomes a Competing Business, the Executive will promptly dispose of his or her shares or other interest in such corporation or other entity.

(e)	The Executive shall not, during this Agreement and for the Restricted Period following the termination of his or her employment, for whatever reason, whether legal or illegal, for any reason, on his or her own behalf or on behalf of or in connection with any other entity, without the prior written and informed consent of the Company, directly or indirectly, in any capacity whatsoever, alone, through or in connection with any entity:

(i)	canvass or solicit the business of (or procure or assist the canvassing or soliciting of the business of) any Customer or Prospective Customer of the Company, or otherwise solicit, induce or encourage any Customer or Prospective Customer of the Company to cease to engage the services of the Company, for any purpose which is competitive with the Business; or

(ii)	accept (or procure or assist the acceptance of) any business from any Customer or Prospective Customer of the Company which business is competitive with the Business; or

(iii)	supply (or procure or assist the supply of) any goods or services to any Customer or Prospective Customer of the Company for any purpose which is competitive with the Business; or

(iv)	employ, engage, offer employment or engagement to or solicit the employment or engagement of or otherwise entice away from or solicit, induce or encourage to leave the employment or engagement of the Company, any individual who is employed or engaged by the Company whether or not such individual would commit any breach of his or her contract or terms of employment or engagement by leaving the employ or the engagement of the Company; or

(v)	procure or assist any entity to employ, engage, offer employment or engagement or solicit the employment or engagement of any individual who is employed or engaged by the Company or otherwise entice away from the employment or engagement of the Company any such individual. Notwithstanding the foregoing, the Executive shall, be permitted to, solely in a personal capacity, provide letters of reference for individuals who are employed by the Company.

(f)

The Executive expressly recognizes and acknowledges that it is the intent of the parties that his or her activities following the termination of his or her employment with the Company be restricted in the manner described in this Agreement, and acknowledge that good, valuable, and sufficient consideration has been provided in exchange for such restrictions. The Executive agrees that should any of the restrictions contained in this Agreement be found to be unreasonable to any extent by a court of competent jurisdiction adjudicating upon the validity of the restriction, whether as to the scope of the restriction, the area of the restriction or the duration of the restriction, then such restriction shall be reduced to that which is in fact declared reasonable by such court, or a subsequent court of competent jurisdiction, requested to make such a declaration, in order to ensure that the intention of the parties is given the greatest possible effect.

7.	INJUNCTIVE RELIEF

(a)	The Executive understands and agrees that the Company has a material interest in preserving the relationships it has developed with its executives, customers and suppliers against impairment by competitive activities of a former executive. Accordingly, the Executive agrees that the restrictions and covenants contained in Paragraphs 4 through 6 above are reasonably required for the protection of the Company and its goodwill and that the Executive’s agreement to those restrictions and covenants by the execution of this Agreement, are of the essence to this Agreement and constitute a material inducement to the Company to enter into this Agreement and to employ the Executive, and that the Company would not enter into this Agreement absent such an inducement.

(b)	The Executive understands and acknowledges that if the Executive breaches Paragraphs 4 through 6 above, that breach will give rise to irreparable injury to the Company for which damages are an inadequate remedy, and the Company may pursue injunctive relief for such breach in the Supreme Court of British Columbia.

8.	TERMINATION

(a)	The Executive may terminate his employment by giving at least three months’ advance notice in writing to the Company of the effective date of the resignation. The Company may waive such notice, in whole or in part, and if it does so, the Executive’s employment will cease on the date set by the Company in the notice of waiver.

(b)	The Company may terminate the Executive’s employment:

(i)	without notice or payment in lieu thereof, For Cause, and such cause for termination will constitute a waiver of the Executive’s right to any minimum notice as well as to any payment or benefits instead of notice, or

(ii)	at the Company’s sole discretion for any reason, without cause, upon providing to the Executive an amount equal to six (6) months’ Base Salary, (the “Severance Amount”), plus one additional month of Base Salary for each complete year of service with the Company, to a maximum of twelve (12) months Base Salary. The Company may pay the Severance Amount by way of a lump sum payment or by way of salary continuance. The Severance Amount is inclusive of any entitlement to minimum standard severance under the B.C. Employment Standards Act.

(c)	If a Change of Control occurs and within twelve (12) months after the occurrence of a Change of Control, the Executive resigns his employment for Good Reason upon giving the Company not less than ninety days prior written notice of resignation; or at the Company’s sole discretion, the Executive is terminated without cause within 12 months of a Change of Control, the Executive will be entitled to receive the Change of Control Severance Amount. Good Reason means one or more of the following events occurring without the Executive’s written consent:

(i)	a fundamental change in the Executive’s status, position, remuneration, authority or responsibilities that does not represent a promotion from or represents an adverse change from the current status, position, authority or responsibilities;

(ii)	a fundamental reduction in the base salary, retirement, health benefits, bonus potential or other compensation plans, practices, policies or programs provided to the Executive;

(iii)	relocation of the Executive’s principal place of employment to a place outside of Metro Vancouver;

(iv)	any request by the Company that the Executive participates in an unlawful act pursuant to the laws of British Columbia or Canada; or

(v)	any failure to secure the agreement of any successor company or other entity to the Company to fully assume the Company’s obligations under this Agreement.

(d)	The Change of Control Severance amount will be calculated as follows:

(i)	an amount equal to twelve (12) month’s Base Salary, plus;

(ii)	a bonus payment equal to the average of the actual bonus payments made to the Executive from the previous three (3) calendar years preceding the date of termination of employment.

(e)	No matter how the Executive’s employment is terminated, the Executive will be entitled to any wages and bonus payable for service up to and including the day of termination.

9.	RETURN OF MATERIALS UPON TERMINATION OF EMPLOYMENT

The Executive will return to the Company all Company documents, files, manuals, books, software, equipment, keys, equipment, identification or credit cards, and all other property belonging to Company upon the termination of his employment with the Company for any reason.

10.	GENERAL PROVISIONS

(a)	Non-Waiver. Failure on the part of either party to complain of any act or failure to act of the other of them or to declare the other party in default of this Agreement, irrespective of how long such failure continues, will not constitute a waiver by such party of their rights hereunder or of the right to then or subsequently declare a default.

(b)	Severability. In the event that any provision or part of this Agreement is determined to be void or unenforceable in whole or in part, the remaining provisions, or parts thereof, will be and remain in full force and effect.

(c)	Entire Agreement. This Agreement constitutes the entire agreement between the parties with respect to the employment of the Executive and supersedes any and all agreements, understandings, warranties or representations of any kind, written or oral, express or implied, including any relating to the nature of the position or its duration, and each of the parties releases and forever discharges the other of and from all manner of actions, causes of action, claim or demands whatsoever under or in respect of any agreement.

(d)	Survival. The provisions of Paragraphs 4 through 6 above, and Sub-paragraph(f) below, will survive the termination of this Agreement.

(e)	Modification of Agreement. Any modification of this Agreement must be in writing and signed by both the Company and the Executive or it will have no effect and will be void.

(f)	Disputes. Except for disputes arising in respect of Paragraphs 4 through 6 above, all disputes arising out of or in connection with this Agreement and the employment relationship between the parties, are to be referred to and finally resolved by arbitration administered by the British Columbia International Commercial Arbitration Centre, pursuant to its Rules. The place of arbitration will be Vancouver, British Columbia.

(g)	Governing Law. This Agreement will be governed by and construed according to the laws of the Province of British Columbia.

(h)	Reimbursement of Legal Fees. The Company will reimburse the Executive for all reasonable and receipted legal fees incurred by the Executive in the negotiation, drafting, and completion of this Agreement.

(i)	Independent Legal Advice. The Executive agrees that the contents, terms and effect of this Agreement have been explained to him by a lawyer and are fully understood. The Executive further agrees that the consideration described aforesaid is accepted voluntarily for the purpose of employment with the Company under the terms and conditions described above.

IN WITNESS WHEREOF this Agreement has been executed by the Parties hereto as of the date and year first above written.

SIGNED, SEALED AND DELIVERED by PETER LUTWYCHE in the presence of: /s/ STACY KONS	) ) ) ) )	/s/ PETER LUTWYCHE

Witness 8900 Glenlyon Parkway	) )	PETER LUTWYCHE
Address Burnaby, BC.	) )
Sr. Associate, HR	) )
)
Occupation

TEKMIRA PHARMACEUTICALS CORPORATION

Per:	/s/ MARK J. MURRAY
Mark J. Murray

APPENDIX “A”

List of Prior Inventions

Peter Lutwyche	Date